SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 26, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐     No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐     No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐     No: ☒

Enclosures:

Nokia stock exchange release dated April 26, 2016: Nokia plans to acquire Withings to accelerate entry into Digital Health

Nokia plans to acquire Withings to accelerate entry into Digital Health

Nokia Corporation
Stock Exchange Release
April 26, 2016 at 9:57 (CET +1)

Nokia plans to acquire Withings to accelerate entry into Digital Health

Espoo, Finland — Nokia has announced plans to acquire Withings S.A., a pioneer and leader in the connected health revolution with a family of award-winning digital health products and services to help people all over the world lead healthier, happier and more productive lives. Withings will be part of our Nokia Technologies business.

“We have said consistently that digital health was an area of strategic interest to Nokia, and we are now taking concrete action to tap the opportunity in this large and important market,” said Rajeev Suri, president & CEO of Nokia. “With this acquisition, Nokia is strengthening its position in the Internet of Things in a way that leverages the power of our trusted brand, fits with our company purpose of expanding the human possibilities of the connected world, and puts us at the heart of a very large addressable market where we can make a meaningful difference in peoples’ lives.”

World Health Organization figures show cardiovascular disease as today’s number one cause of death, with more than a billion adults around the world living with uncontrolled hypertension. Diabetes now affects more than one in twelve adults worldwide, a four-fold increase since 1980. Healthcare is expected to be one of the largest vertical markets in the Internet of Things, with analysts forecasting that mobile health, with a CAGR of 37%, will be the fastest growing health care segment from 2015-2020.

“Withings shares our vision for the future of digital health and their products are smart, well designed and already helping people live healthier lives,” said Ramzi Haidamus, president of Nokia Technologies. “Combining their award-winning products and talented people with the world-class expertise and innovation of Nokia Technologies uniquely positions us to lead the next wave of innovation in digital health.”

The combination of innovative products from Withings and the Digital Health business will also ensure the ongoing renewal of Nokia Technologies’ world class IPR portfolio.

Withings was founded by Chairman Eric Carreel and CEO Cedric Hutchings in 2008 and is headquartered in France, with approximately 200 employees across its locations in Paris, France, Cambridge, US and Hong Kong. Withings’ portfolio of regulated and unregulated products includes activity trackers, weighing scales, thermometers, blood pressure monitors, home and baby monitors and more, and is built on a sophisticated digital health platform, providing insights to empower people to make smarter decisions about the health and wellbeing of themselves and their families. Withings’ own products are complemented by an ecosystem of more than a hundred compatible apps.

“Since we started Withings, our passion has been in empowering people to track their lifestyle and improve their health and wellbeing,” said Cédric Hutchings, CEO of Withings. “We’re excited to join Nokia to help bring our vision of connected health to more people around the world.”

nokia.com

The Nokia brand continues to be recognized, valued and trusted by consumers, built on a heritage of beautifully designed, innovative and reliable technology in the service of people around the world to help real human needs.

The planned transaction values Withings at EUR 170 million and would be settled in cash and is expected to close in early Q3, 2016 subject to regulatory approvals and customary closing conditions.

Sources:

World Health Organisation: Diabetes fact sheet; Cardiovascular diseases fact sheet; Global Health Observatory data.

P&S Market Research, “Global Digital Health Market Size, Share, Development, Growth and Demand Forecast to 2020.” November 2015

About Nokia Technologies

Nokia Technologies is Nokia’s advanced technology and licensing business. Formed in 2014, TECH builds upon our solid foundation of industry-leading licensing and technology R&D capabilities. By focusing on Digital Health, Digital Media, Brand Licensing, and Patent Licensing, TECH is expanding the human possibilities of the ever-evolving world of technology. In 2015, Nokia Technologies launched OZO, the world’s first virtual reality (VR) camera designed for professionals.

About Nokia

Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. http://nokia.com

Media Enquiries:

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Investor Enquiries:

Nokia Investor Relations
Tel. +358 4080 3 4080
Email: investor.relations@nokia.com

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) expectations, plans or benefits related to our strategies and growth management; B) expectations, plans or benefits related to future performance of our businesses; C) expectations regarding market developments, general economic conditions and structural changes; D) expectations and targets regarding financial performance, results, operating expenses, taxes, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; E) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in  connection with any such restructurings, investments, divestments and acquisitions; and F) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions. These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties, that could cause such differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business or correctly identify or successfully pursue business opportunities or growth; 2) our dependence on general economic and market conditions and other developments in the economies where we operate; 3) our dependence on the development of the industries in which we operate, including the Digital Health and Telecommunications industries; 4) our exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to healthcare, tax matters and exchange controls, among others; 5) our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 6) Nokia Technologies’ ability to maintain and establish new sources of patent licensing income and IPR-related revenues, particularly in the smartphone market; 7) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 8) our exposure to direct and indirect regulation, including healthcare related regulation, economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties; 9) our reliance on third-party solutions for data storage and the distribution of products and services, which expose us to risks relating to security, regulation and cybersecurity breaches; 10) Nokia Technologies’ ability to generate net sales and profitability through licensing of the Nokia brand, the development and sales of products and services, as well as other business ventures which may not materialize as planned; 11) our ability to retain, motivate, develop and recruit appropriately skilled employees; 12) our ability to manage our manufacturing, service creation, delivery, logistics and supply chain processes, and the risk related to our geographically concentrated production sites; 13) our ability to achieve targeted benefits from or successfully implement planned transactions, as well as the liabilities related thereto; and 14) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergy benefits after the acquisition of Alcatel Lucent, as well as the risk factors specified on pages 69 to 87 of our annual report on Form 20-F filed on April 1, 2016 under “Operating and financial review and prospects—Risk factors”, as well as in Nokia’s other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal